Filed by RITA Medical Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Act of 1934

Subject Company: Horizon Medical Products, Inc.

Subject Company Exchange Act File No. 001-15459

On May 13, 2004, RITA Medical Systems, Inc. and Horizon Medical Products, Inc. hosted a joint conference call to discuss the merger of RITA and Horizon. The slides attached hereto were used to accompany the conference call.

RITA Medical Systems, Inc.

(Nasdaq: RITA)

Horizon Medical Products, Inc.

(AMEX: HMP)

Merger Conference Call: May 13, 2004

Safe Harbor Statement

This conference call includes forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are based on current expectations as of today. We undertake no obligation to provide updates to these expectations during the year. For those specific factors that can cause actual results to differ from our statements, we refer you to the “Risk Factors” and other disclosures included in the company’s periodic filings with the Securities and Exchange Commission.

Joseph M. DeVivo

President and Chief Executive Officer, RITA

Introduction

Conference Call Participants

• Joseph DeVivo, CEO RITA

• Robert Wenzel, COO and interim CEO Horizon

• Don Stewart, CFO RITA

Strategic Vision

• Options for Growth

• Enhancing Market Position

Merger Overview

• Board of Directors of the combined company will be comprised of 6 members from RITA and 3 members from Horizon

• Joseph DeVivo will be named President, CEO and Director

• Robert Wenzel will be named COO

• Don Stewart will be named CFO

• Darrin Uecker will be named CTO

• The combined company headquarters will be in Mountain View, CA with operations in Mountain View, CA and Manchester, GA

• Company shares will continue trading on the NASDAQ National Mkt.® under the RITA symbol

Medical Oncology Device Company









MEDICAL ONCOLOGY

- Interventional Radiologists
- Surgical Oncologists
- Medical Oncologists



Vortex® MP Port System

LifeValve™ Technology

LifeGuard™ Safety Infusion Set

IsoMed Pump

StarBurst™ Xli *enhanced*

StarBurst™ SEMI-FLEX

StarBurst™ MRI

StarBurst™ SDE

RITA 1500X Generator with RITA Base Software



RITA Medical Systems

HMP

Merger Strategic Benefits

Medical Oncology

Interventional Radiology

Hospital Administration

Surgical Oncology

The merged company will have more products and more reasons to call on the key constituencies in the hospital, increasing strategic value, customer touches, and productivity for each sales representative

Merger Strategic Benefits

• Opportunity to develop an independent, broad-based Medical Oncology Device business

• Increasing trend in devices playing important roles in cancer treatment—merged entity can capitalize on this trend.

• Develops platform for more device acquisitions

Merger Strategic Benefits

• Benefits For RF ablation product line

• More than doubles domestic field selling effort.

• Improves competitiveness and market development

• Increases reach to more hospitals

• Allows for greater concentration on new RFA procedures

• Increases productivity at each hospital

• Benefits for HMP Product Lines

• Coupling High growth product with stable core product offering.

• Leveraging relationships and call points to increase overall productivity and reach

• Building a combination therapy using systemic/regional chemotherapy delivery and local mechanical control of cancerous tumors.

• Medtronic Distribution Agreement

• Capitalize on existing synergy between IsoMed Hepatic Artery Pumps and Radio Frequency Ablation which are normally used in the same procedure

Merger Operational Benefits

• Estimated $5 to $7 million annual cost savings

• Accelerated profitability, on a significantly larger revenue base

• Organizational critical mass

• Finance • Manufacturing

• Public Company

• Sales and Marketing

• Improved gross margins

• Overall improved financial strength

Robert Wenzel

COO and interim CEO, Horizon

Merger Benefits for HMP

• HMP completed two years of restructuring

• Invested in distribution system

• Minimized expense structure

• Increased field rep productivity a must

• Merger Complimentary Aspects

• Leverages investment in distribution system

• Cuts public company expenses

• Enhances Manchester manufacturing benefit

• Perfect fit

Donald J. Stewart

Chief Financial Officer, RITA

Transaction Overview

• RITA Medical Systems and Horizon Medical Products announced today the signing of definitive agreement to merge the two companies

• Each Horizon shareholder will receive 0.4212 of a RITA share

- RITA shareholders will own 47.5% of combined company (1)

- Horizon shareholders will own 52.5% of the combined company (1)

- The exchange ratio is not subject to a collar

• Based on RITA’s closing stock price of $5.32 as of May 12, 2004, the transaction implies an equity value for Horizon of approximately $112.4 million

• RITA expects to issue 18,644,039 shares and assume options and warrants for an additional 3,935,110 shares

(1) Reflects diluted ownership using the treasury stock method to account for shares

Transaction Overview (Cont’d)

• The combined company will assume $17.1 MM of Horizon debt

– The holders of $8.3 MM of Horizon Senior Subordinated Notes have agreed to extend the maturity from July 2005 to July 2008

– The remaining $6.5 MM of Senior Subordinated Notes will continue to be due in July 2005

• The merger is intended to qualify as a tax-free reorganization

• The merger is expected to close in August 2004 and is subject to the approval of the shareholders of each company

– It is expected that HSR approval will not be required

• Shareholders representing 53% of Horizon’s shares outstanding and 9% of RITA’s shares outstanding have signed voting agreements in favor of the transaction

RITA Financial Overview

• On RITA’s 1Q/04 earnings call, the following 2004 guidance was provided:

– Improved revenue guidance outlook to 15% to 20%

– FY 2004 Earnings Range of $0.38—$0.44 LPS

• The transaction is expected to significantly increase RITA’s revenue base

– On a pro forma basis, the combined company would have reported approximately $45 million of revenue in 2003

Merger Financial Impact

• The combined company is expected to derive significant operating leverage from combining this larger base of revenue with a reduced operating cost structure

– Preliminary estimates have identified $5—$7 million of potential annual cost savings associated with the combination

– Horizon reported EBITDA of $3.6 million for the 12-month period ending March 31, 2004 (1)

• As a result of a growing base of revenue and the assumed cost savings, management believes the transaction will be accretive to earnings and the combined company will be profitable following a successful integration

(1) Excludes approximately $1.0 MM of one-time charges incurred in 1Q/2004 related to separation payments payable to Marshall Hunt and William Peterson, Jr.

Q & A

Joseph DeVivo

President and Chief Executive Officer, RITA

Robert Wenzel

COO and interim CEO, Horizon

Donald J. Stewart

Chief Financial Officer, RITA

Additional Information About the Merger and Where to Find It

In connection with RITA Medical Systems’ proposed merger with Horizon Medical Products, RITA intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS OF RITA MEDICAL SYSTEMS AND HORIZON MEDICAL PRODUCTS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RITA MEDICAL SYSTEMS, HORIZON MEDICAL PRODUCTS, AND THE MERGER.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by RITA or Horizon with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investor and security holders may obtain free copies of the documents (when they become available) filed with the SEC by RITA Medical Systems by directing a request to: RITA Medical Systems, Inc., 967 North Shoreline Blvd., Mountain View, California, 94043, Attn: Don Stewart. Investors may obtain free copies of the documents (when they become available) filed with the SEC by Horizon Medical Products by directing a request to: Horizon Medical Products, Inc., One Horizon Way, Manchester, Georgia 31816, Attn: Robert Wenzel.

RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of RITA Medical Systems and Horizon Medical Products in favor of the merger. Information about the executive officers and directors of RITA Medical Systems and their ownership of RITA Medical Systems common stock is set forth in the RITA Medical Systems’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Information about the executive officers and directors of Horizon Medical Products and their ownership of Horizon Medical Products common stock is set forth in the Horizon Medical Products’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.